UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

June 5, 2019

We hereby inform as a Relevant Information Communication that today Wednesday, June 5, 2019, we have received a notification from the First Permanent National Criminal Court of Appeals Specialized in Crimes of Corruption of Officials informing the decision to declare founded the incorporation of Graña y Montero S.A.A. as a civilly responsible third party in the preparatory investigation formalized against Hector Kuang Salas – former manager of OSITRAN- and others for the alleged commission of the crime of incompatible negotiation and alternatively collusion in aggravation of the State, in relation to an addendum to the IIRSA South project (Tranches 2 and 3). This decision of the judicial power has been taken despite of the fact that in this process there is no specific accusation against Graña y Montero S.A.A. nor against any person related to the company.

It is important to remember that the incorporation of Graña y Montero as a civilly responsible third party in the current process does not imply a declaration of guilt or responsibility, but only the inclusion of the company as civilly responsible for the payment in case the persons under investigation are found guilty.

On the other hand, such decision will not affect the Company's commitment to remain available to contribute to the investigations and to continue to focus on the search for truth.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: June 5, 2019